July 24, 2015

VIA EDGAR

Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Dean Suehiro, Staff Accountant
Justin Kisner, Attorney-Adviser
Celeste Murphy, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Youku Tudou Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)
Filed April 28, 2015 (File No. 001-34977)

Dear Mr. Spirgel, Ms. Jacobson, Mr. Suehiro, Mr. Kisner and Ms. Murphy:

This letter sets forth the Company’s responses to the comments contained in the letter dated June 26, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s 2014 Form 20-F.  The comments are repeated below and followed by the Company’s responses.  All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2014 Form 20-F.

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General

1.                                      We note your response to comment 1. Please explain what “specific targeting requirements” entails and discuss trends you have experienced with respect to these data points and other data points referenced in your response, in the aggregate and individually, over the past three year period. Refer to comment 3 below. Also, please refer to your disclosure on page 48 under Item 4 and page 77 under Item 5.

The Company respectfully advises the Staff that, as elaborated on pages 46 and 48 of the 2014 Form 20-F, “specific targeting requirements” refer to requirements that the Company receives from the advertisers from time to time requesting a particular advertising campaign to reach targeted users that meet certain criteria. Typically, these specific targeting requirements may include one or more of the following aspects: (1) preferred demographics of the user, such as geographic location of the user, (2) nature of the video’s content watched by the user, and (3) time of day at which a video is viewed by a user.

The number of monthly unique visitors and daily mobile views are key factors to measure user traffic and frequency of user engagement. Over the past three years, the Company experienced the following trends with respect to these two metrics:

•                  Monthly unique visitors: Over the past three years, the number of monthly unique visitors from home and office PC users for Youku platform decreased from 260 million in 2012 to 245 million in 2013 and then increased slightly to 256 million in 2014, and the number of monthly unique visitors from home and PC users for Tudou platform decreased from 243 million in 2012 to 174 million for 2013 , and further to 169 million in 2014, according to iResearch. Meanwhile, the number of monthly unique visitors from mobile devices increased substantially over the past three years from 19 million for Youku platform and 5 million for Tudou platform in 2012 to 76 million for Youku platform and 10 million for Tudou platform in 2013, and further to 128 million for Youku platform and 33 million for Tudou platform million in 2014, according to iResearch. However, due to different tracking methodologies adopted by iResearch, the Company does not believe the data points of monthly unique visitors from mobile devices disclosed by iResearch reflect the real magnitude of the year-on-year growth of the Company’s mobile platform (i.e., the internal operating data tracked by the Company are larger than those disclosed by iResearch). In order to stay consistent with the disclosure approach taken by the Company’s competitors, the Company opted to publicly disclose the number of monthly unique visitors from home and office PC users only.

•                  Daily mobile views: The Company started disclosing the number of daily mobile views reached on both Youku and Tudou platform in our 2013 Form 20-F, as the Company experienced a dramatic increase in the number of viewers from mobile devices in the second half of year 2013.  The number of daily mobile views in 2013 reached 281 million and it reached 900 million in 2014.

The Company further respectfully advises the Staff that, as explained by the Company in its response to comment #1 in the letter to the Staff dated June 16, 2015, the Company did not routinely track the trends of the other data points referenced in the comment, such as average time spend engaging videos. These data points are not relied on by the management when assessing the Company’s performance.

Item 4. Information of the Company

B. Business Overview, page 41

2.                                      We note your use of “active clients” in your fourth quarter earnings call to describe advertising revenue and growth. Please expand to define this term and disclose this figure over the trailing three-year period. Please revise “Item 5. Operating and Financial Review and Prospects.

The Company respectfully advises the Staff that, in the Company’s fourth quarter 2014 earnings call, the management team of the Company used, in its oral communications, the term “active clients” to refer to advertisers who had advertising placements on our PC and/or mobile platforms in the applicable period. Occasionally, the Company internally makes reference to “advertisers/brand advertisers” and “active clients” interchangeably.  Therefore, the number of brand advertisers as disclosed on page 42 of the 2014 Form 20-F are the same as the number of “active clients” over the same period. For purposes of future earnings call and other oral and written public communications, the Company undertakes to use “advertisers/brand advertisers” to refer to “active clients” to remain consistent with the terminology used in Company’s annual reports on Form 20-F.

3.                                      We note your risk factor disclosure on page 4 that your Youku platform retained 52% of brand advertisers from 2013. Similarly, we note your retention from 2013 and 2012 of 57% and 63%, respectively. Please revise to discuss factors driving your 5% decline in brand advertiser retention over each of the past three years. Please disclose any trends, whether advertiser based or user/viewer based, that help explain the relationship between brand retention and your daily mobile views and monthly unique visitor metrics. In addition, please revise Item 5. Operating and Financial Review and Prospects. Refer to Item 5.D of Form 20-F and Section III of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the referenced decline in advertiser retention rate over the past three years was mainly attributable to the following reason: over the referenced periods, the Company had a growing number of small- or medium-sized advertisers such as start-up e-commerce or online gaming companies. These advertisers typically do not have continuing year-over-year online video advertising budgets and some of their advertising arrangements with the Company are one-off in nature. Nevertheless, the number of advertisers kept growing over the past three years and, as demonstrated in the table below, the retention rate for the Company’s top 50 advertisers (mainly from traditional industries such as the food and beverage industry, clothing, financing and telecommunication) remained high and stable over the years. Furthermore, the average spending per advertiser has increased in the past three years.

Items/Year	Year 2012	Year 2013	Year 2014
Number of advertisers in current year	741	931	991
Number of advertisers retained from the prior year	318	422	484
Advertisers’ retention rate	63%	57%	52%
Top 50 advertisers’ retention rate	98%	98%	100%
Average spending per advertiser (in RMB millions)	2.8	3.5	4.4

The Company respectfully advises the Staff that the relationship between the retention of brand advertisers and monthly unique visitors or daily mobile views is tenuous when these numbers continue to grow (i.e., as opposed to when there is a substantial decline in these user engagement data, the Company will most likely experience difficulties in retaining existing advertisers). The user engagement and traffic data points such as monthly unique visitors are more relevant in driving the growth of the number of advertisers.

In response to the Staff’s comment, the Company undertakes to include the following disclosure, as tailored by actual circumstances, to replace its counterpart in the Company’s annual report on Form 20-F for the year ended December 31, 2015 to explain the reason for the variation of advertiser retention rate:

Item 5. Operating and Financial Review and Prospects.

Brand Advertising.  We derive our revenues primarily from brand advertising sales. We provide in-video, display, sponsorships and other forms of advertising solutions on our website to a broad base of brand advertisers, including leading international and domestic companies in various industries. We derived a majority of our brand advertising revenues from in-video advertisements. Advertisers purchase our online advertising services primarily through third-party advertising agencies, and the number of our advertisers increased significantly from 931 in 2013 to 991 in 2014 and to      in 2015. We price our advertising services based on various factors, including the form of third-party advertising, the specific targeting requirements, the duration of the time slot purchased and popularity of the content in which the advertisements will be placed. Prices for the aggregate time slots purchased by each advertiser or advertising agency are fixed under sales contracts, typically at a discount to our list prices. We review and adjust our list prices annually. We retain existing advertisers and attract new advertisers by maximizing return on their investment. On our Youku and Tudou platforms, the retention rate of our brand advertisers was 57%, 52% and     % in years 2013, 2014 and 2015, respectively, and the decline in the retention rate was mainly attributable to         . The average spending per advertiser was RMB3.5 million, RMB4.4 million, and RMB      million in years 2013, 2014 and 2015, respectively.

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The Company hereby acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4863.

Very truly yours,

/s/ Hugh Wu
Hugh Wu

Chief Financial Officer and Senior Vice President, Youku Tudou Inc.

cc:                                Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Tudou Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP